SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
            TO 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  240.13D-2(A)

                             CASTMOR RESOURCES LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   14862P 201
                                 (CUSIP Number)

                             Castmor Resources Ltd.
                             Attn: Alfonso Quijada
                         427 Princess Street, Suite 406
                             Kingston, ON  K7L 5S9
                                 (613) 617-5107
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 5, 2011
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.  [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1     NAME OF REPORTING PERSONS:                          OPHION MANAGEMENT LTD.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):            N/A

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [    ]

                                                                      (b) [    ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*                                                        WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) or 2(e)                                                               [   ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION:                               Canada

NUMBER OF SHARES       7     SOLE VOTING POWER                        10,080,000

BENEFICIALLY OWNED BY  8     SHARED VOTING POWER                               0

EACH REPORTING         9     SOLE DISPOSITIVE POWER                   10,080,000

PERSON WITH            10    SHARED DISPOSITIVE POWER                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   10,080,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    81%

14     TYPE OF REPORTING PERSON*                                              CO

                                EXPLANATORY NOTE

On July 5, 2011, Thomas Mills, assigned all his right, title and interest in and to 10,800,000 shares of the Issuer's common stock (the "Shares") to Ophion Management Ltd. for $1080 cash paid from the working capital of Ophion Management Ltd.

This Schedule 13D (this "Schedule 13D") is being filed by Ophion Management Ltd. to disclose its beneficial ownership of 81% of the Issuer's outstanding Common Stock.

ITEM 1.     SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.0001 ("Common Stock") of Castmor Resources Ltd. (the "Issuer"). The principal executive offices of the Issuer are located at 427 Princess Street, Suite 406, Kingston, ON K7L 5S9.

This Schedule 13D is being filed by Ophion Management Ltd., a Canadian company formed to provide management and consulting services; and Thomas Mills, the sole officer, director and controlling stockholder of Ophion Management Ltd. (collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is 157 Adelaide Street West #338, Toronto, Ontario. Thomas Mills is a Canadian citizen.

During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding, nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds paid by Ophion Management Ltd. to Thomas Mills for the Shares came from the working capital of Ophion Management Ltd. The Reporting Persons did not borrow any funds to acquire any of the Shares.

ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Company.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Company and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons' investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

As of July 5, 2011, the Reporting Persons beneficially owned 10,800,000 Shares, constituting 81% of the Issuer's outstanding common stock, based on 12,487,000 issued and outstanding shares of Common Stock as of March 31, 2011, as reported in the Issuer's amended Quarterly Financial Report on Form 10Q that was filed with the Securities and Exchange Commission on June 24, 2011.

The Reporting Persons have the sole power to vote or dispose of all of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Securities Purchase Agreement attached as Exhibit 10.1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1 - Securities Purchase Agreement dated July 5, 2011 between Ophion Management Ltd. and Thomas Mills.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  July 5, 2011

                                                         Ophion Management Ltd.


                                                         /s/Thomas Mills
                                                         Thomas Mills
                                                         President